UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

941057 10 1 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	Page 2of 6

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Lonnie C. Poole, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,135,402 6. Shared Voting Power 2,026,196 7. Sole Dispositive Power 1,135,402 8. Shared Dispositive Power 2,026,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,161,598

CUSIP No. 941057 10 1	Page 2of 6

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☐

11.	Percent of Class Represented by Amount in Row (9) 23.41%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NUMBER 941057 10 1	Page 4 of 6

Item 1	(a)	Name of Issuer

Waste Industries USA, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(a)	Name of Person Filing

Lonnie C. Poole, III

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

941057 10 1

Item 3.		Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a) Amount Benefically Owned:

On December 31, 2003, Mr. Poole beneficially owned an aggregate of 3,161,598 shares of the Issuer’s common stock which includes (i) 1,122,997 shares of the Issuer’s outstanding common stock owned directly, (ii) options to purchase 12,405 shares of the Issuer’s common stock that were exercisable within sixty (60) days of December 31, 2003, (iii) 1,996,729 shares of the Issuer’s common stock held in trusts where Mr. Poole is either a trustee or a beneficiary and has shared investment power, and (iv) 29,467 shares of the Issuer’s common stock held in trust for the benefit of Mr. Poole’s children and grandchildren.

CUSIP NUMBER 941057 10 1	Page 5 of 6

(b) Percent of class:

23.41%

(c) See Rows (5)-(8) on Page 2. The shares as to which Mr. Poole has sole voting and dispositive power include 12,405 shares subject to currently exercisable options. The shares as to which Mr. Poole shares investment power include 1,996,729 shares held by trusts of which he is either a trustee or a beneficiary with shared investment power, and 29,467 shares of the Issuer’s common stock held in trust for the benefit of Mr. Poole’s children and grandchildren.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP NUMBER 941057 10 1	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

/s/ Lonnie C. Poole, III

Lonnie C. Poole, III